
10035044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2008 (MM/DD/YY) AND ENDING 11-30-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSM Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Palm Beach Lakes Blvd Suite 808
(No. and Street)

West Palm Beach (City) Florida (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown 404-303-8840 extn 205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P. A.
(Name – *if individual, state last, first, middle name*)

100 East Sybelia Avenue Suite 130 Maitland Florida 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSM Securities, Inc, as of 11-30-2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial Principal & CFO

Title


CODY STROUPE
NOTARY
PUBLIC
EXP. Mar. 27, 2011
DEKALB COUNTY, GA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

NSM SECURITIES, INC.

November 30, 2009

NSM SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2009

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
NSM Securities, Inc.
West Palm Beach, Florida

We have audited the accompanying statements of financial condition of NSM Securities, Inc. as of November 30, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSM Securities, Inc. as of November 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 10 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
January 22, 2010

NSM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
November 30, 2009

ASSETS

Assets:	
Cash and cash equivalents	$ 10,500
Commissions receivable	379,185
Furniture and equipment, net of accumulated depreciation of $4,734	17,330
Other assets	33,967
Deposits with clearing broker	25,000
Deferred income tax benefit	25,700
	$ 491,682

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 183,579
Commissions payable	173,055
Accrued income taxes	1,773
	358,407
Stockholders' equity:	
Common stock, no par value; 200 shares authorized, 200 shares issued and outstanding	100
Additional paid-in capital	214,400
Retained earnings (deficit)	(81,225)
	133,275
	$ 491,682

The accompanying notes are an integral part of these financial statements.

NSM SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended November 30, 2009

Revenues:	
Commissions and fees	$ 4,622,005
Other income	234,964
Total revenues	4,856,969
Expenses:	
Clearing fees	155,057
Commission expense	2,752,205
Compensation and employee benefit	1,569,987
Occupancy	60,794
Professional fees	179,412
Licenses and registration	54,310
Telephone and communications	30,235
Other operating expenses	144,767
Total expenses	4,946,767
Net income (loss) before provision for income taxes	$ (89,798)
(Provision) benefit for income taxes:	
Current	(1,773)
Deferred	25,700
Net income (loss)	$ (65,871)

The accompanying notes are an integral part of these financial statements.

MSM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended November 30, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, November 30, 2008	200	$ 100	$ 214,400	$ (15,354)	$ 199,146
Net income (loss)				(65,871)	(65,871)
Balances, November 30, 2009	200	$ 100	$ 214,400	$ (81,225)	$ 133,275

The accompanying notes are an integral part of these financial statements

MSN SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2009

Cash flows from operating activities:	
Net income (loss)	$ (65,871)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	2,130
(Increase) decrease in:	
Commissions receivable	(135,870)
Other assets	(26,704)
Deposit with clearing broker	2,704
Deferred income tax benefit	(25,700)
Increase (decrease) in:	
Accounts payable	142,826
Commissions payable	24,247
Accrued income taxes	1,773
Net cash used in operating activities	(80,465)
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,800)
Net cash used in investing activities	(1,800)
Net decrease in cash and cash equivalents	(82,265)
Cash and cash equivalents at beginning of period	92,765
Cash and cash equivalents at end of period	$ 10,500

The accompanying notes are an integral part of these financial statements.

NSM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
November 30, 2009

Note 1 – Summary of Significant Accounting Policies

Nature of Business

NSM Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in December 2003 and began operations in August 2005. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is substantially derived from purchases and sales of securities on behalf of customers. The Company does not engage in proprietary trading activities. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At November 30, 2009, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Income Taxes (continued)

During fiscal year 2008, the Company adopted FASB Accounting Standards Codification ("ASC") 740, *Income Taxes* (formerly referenced as FASB Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109)*, which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended November 30, 2009 were approximately $1,800.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At November 30, 2009, the Company's had excess net capital of $32,383 and a net capital ratio of 6.36 to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At November 30, 2009, margin accounts guaranteed by the Company guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Litigation

In February 2009, a customer ("Claimant") commenced arbitration against the Company, its account executive, and the Company's clearing broker, seeking compensatory damages of approximately $111,000 and costs. The Statement of Claim alleges that the Company engaged in unsuitable and unauthorized stock purchases on margin, charged excessive commissions/mark-ups and failed to adequately supervise its account executive. The account was active between August 2008 and October 2008 and was liquidated to satisfy margin calls necessitated by catastrophic decline in the market. The Claimant further alleged that he did not sign an account application or margin agreement.

In April 2009, a Statement of Answer was filed on behalf of the Company and its account executive. The Answer stated that the Claimant was a wealthy, sophisticated investor experienced in stock trading, with a high risk tolerance and a desire to maintain an aggressive account. In addition, contrary to Claimant's allegation, he did sign the account application and margin agreement. Based on the foregoing, the trading in the account was suitable; and, in addition, the trades were authorized or ratified by him.

A hearing in this matter is scheduled to commence on February 8, 2010 in Florida. The Company has completed document exchange with the Claimant, but are awaiting receipt of Claimant's other brokerage account records in response to its subpoenas.

Outside counsel for the Company is unable to provide an opinion as to the probable outcome at this stage in the proceedings. The Company is aggressively defending against this claim and is engaged in settlement discussions. If settlement is agreed to, it will be in an amount substantially lower that the losses alleged in the Statement Claim. Based on discussions with legal counsel, the outcome of this claim will not result in a material adverse effect on the financial position or results of operations of the Company.

In July 2009, a former customer of the Company ("Claimant"), commenced arbitration before FINRA, and is seeking the recovery of unspecified account losses, together with attorney's fees and punitive damages. The Statement of Claim alleges in substance that he Company, by its account executive, ignored Claimant's investment objectives and invested speculative, hi-tech stocks on margin, resulting in the loss of a substantial portion of his savings. Claimant also alleged that trades were made in order to maximize commissions.

A Statement of Answer was filed in October 2009. The Company's investigation of the claim revealed that the Claimant's liquid net worth was far in excess of the amount invested with the Company and that he had many years experience trading in stocks on margin and in options. Claimant also represented that he wished his account to be traded aggressively and that he a commensurate risk tolerance. In addition, Claimant played an active role in the management of his account. His account losses were due solely to the catastrophic, unanticipated collapse of the market as well as his insistence on continuing to trade aggressively during this time.

NSM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
November 30, 2009

Note 4 – Litigation (continued)

The arbitration is still in its early stages and document exchange has only recently begun. The Company believes the arbitration claim is without merit and is vigorously defending its position.

Note 5 – Income Taxes

The provision (benefit) for income taxes consists of the following components:

	2009
Current	$ 1,773
Deferred	(25,700)
	$ (23,927)

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting liability accruals for financial purposes but not for federal income tax purposes.

The Company had no tax positions at November 30, 2009, where the ultimate deductibility was highly certain, but there was uncertainty about the timing of such deductibility.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in operating expenses. For the year ended November 30, 2009, the Company did not record an accrual was to recognize interest and penalties related to unrecognized tax benefits.

Note 6 –Contingencies and Commitments

The Company leases its office space in West Palm Beach Florida under non-cancelable operating lease agreement. The original Agreement of Lease ("Agreement") was entered into April 30, 2004 for a lease term of 62 months, scheduled to expire on July 31, 2009. The Agreement was amended ("Amended Agreement") and the lease term was extended through August 31, 2010. The Agreement provides that, on a monthly basis, the Company pays taxes and additional rent, which consists of its proportionate share the facilities operating expenses, minus a stop amount equal to the rentable square feet in the facility multiplied by $8.75. The Amended Agreement provides a renewal option for one additional rental period of twenty-four (24) months. Rental expense for the year ended November 30, 2009 was approximately $63,600.

The following is a schedule of future minimum rental payments required under the operating lease as of November 30, 2009.

Year Ending November 30,	Amount
2010	$62,075

NSM SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2009

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 133,275
Deductions:	
Non-allowable assets	
CRD - daily account	1,492
CRD - renewal account	32,476
Property and equipment, net	17,330
Deferred income tax benefit	25,700
Total non-allowable assets	76,998
Net capital before haircuts and securities positions	56,277
Haircuts:	
Securities positions	-
	-
Net capital	56,277
Minimum net capital requirements:	
6/23% of total aggregate indebtedness ($23,894)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 23,894
Net capital in excess of required minimum	$ 32,383
Excess net captial at 1000%	$ 20,437
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of November 30, 2009)	
Net capital, as reported in Company's Part IIA Focus Report	$ 507,776
Adjustments:	
Deferred tax benefit	25,700
Less: non-allowable assets	(25,700)
Asset reductions	(325,000)
Liability accruals	(126,497)
Rounding	(2)
Net capital, per November 30, 2009 audited report, as filed	$ 56,277

NSM SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF NOVEMBER 30, 2009

Total aggregate indebtedness:	
Accrued expenses	$ 183,579
Commissions payable	173,055
Accrued income taxes	1,773
Aggregate indebtedness	$ 358,407
Ratio of aggregate indebtedness to net capital	6.36 to 1

NSM SECURITIES, INC.
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF NOVEMBER 30, 2009

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15C3-3**

Board of Directors
NSM Securities, Inc.
West Palm Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of NSM Securities, Inc. (the "Company") as of and for the year ended November 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more the inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at November 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
January 22, 2010

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

To the Board of Directors
NSM Securities, Inc.
1655 Palm Beach Lakes
Suite 808
West Palm Beach, FL 33401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended November 30, 2009, which were agreed to by NSM Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NSM Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NSM Securities, Inc.'s management is responsible for the NSM Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the respective cash disbursements record entries recorded in the QuickBooks 2010, software system, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended November 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended November 30, 2009 noting no differences;

3. There were no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in the respective cash disbursements record entries recorded in the QuickBooks 2010, software system, supporting there were no adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

January 22, 2010